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                                                   Manda Ghaferi
                                                   Vice President and
                                                   Deputy General Counsel
                                                   AIG Life & Retirement
                                                   Direct Line (310) 772-6545
                                                   E-mail: mghaferi@aig.com


                               December 2, 2019


VIA EDGAR and EMAIL
Sally Samuel, Esq.
Office of Insurance Products, Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The United States Life Insurance Company in the City of New York
    Separate Account Consolidations

Dear Ms. Samuel:


   Thank you for your and Mr. Burak's verbal comments provided on November 26, 2019 to the initial registration statements related to the Consolidations. As a part of the Consolidations, on December 2, 2019, we intend to file six pre-effective registration statements ("Registration Statements") with all relevant exhibits and financial statements. This letter provides our responses to the Staff's comments.

    1. Separate Account Financial Statements - Audit Reports:

       Comment - Please include conformed signatures on all Audit Reports relating to the Separate Account Financial Statements.

       Response - We have included the conformed signatures on all Audit Reports relating to the Separate Account Financial Statements.

    2. American Home Assurance Company and National Union Fire Insurance Company of Pittsburgh, PA ("Guarantor") Financial Statements - Audit
       Reports:

       Comment - Please include conformed signatures on all Audit Reports relating to the Guarantor Financial Statements. In addition, also include reference to the third year on the Audit Reports.

       Response - We have included the conformed signatures on all Audit Reports relating to the Guarantor Financial Statements. We have also included reference to the third year on the Audit Reports as follows:
       "... cash flows for each of the three years in the period ended December 31, 2018."

   As previously indicated, we will be filing all six Registration Statements on December 2, 2019 and will contemporaneously submit acceleration requests to the Commission requesting that the Registration Statements be immediately declared effective on December 2, 2019. In addition, we will provide you with a list of Registration Statement numbers on December 2, 2019 after acceptance of the filings by EDGAR.


   Should you have any questions or need any additional information concerning the Registration Statements or the planned filings, please do not hesitate to contact me at (310) 772-6545.

   Very truly yours,

   /s/ Manda Ghaferi
   Manda Ghaferi

cc: David Orlic, Esq., Office of Insurance Products

    Tony Burak, Staff Accountant